No Act DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06029468

March 28, 2006

Kathleen M. Salmas
Senior Counsel and Assistant Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/28/2006

Re: Northrop Grumman Corporation
Incoming letter dated March 16, 2006

Dear Ms. Salmas:

This is in response to your letter dated March 16, 2006 concerning the shareholder proposal submitted to Northrop Grumman by Fred Barthel. We also have received letters on the proponent's behalf dated March 20, 2006 and March 28, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Office of the Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-201-3215

March 16, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

RE: Northrop Grumman Corporation

Ladies and Gentlemen:

We appreciate your consideration of this request submitted such a short time before the planned filing of our preliminary proxy statement but as you will see from the facts discussed below, the proponent's agent has made this unavoidable.

Northrop Grumman Corporation, a Delaware Corporation (the "Company") received a shareholder proposal from Fred Barthel who designated John Chevedden to act on his behalf regarding this matter (Exhibit A).

This letter is to advise you that the Company intends to exclude this proposal from the definitive proxy statement for its 2006 Annual Meeting of Shareholders expected to be filed with the Securities and Exchange Commission (the "Commission") and mailed to the shareholders on or about April 10, 2006. We plan to file the preliminary proxy statement on or about March 28, 2006. In accordance with Rule 14-8(j), by copies of this letter the Company has notified Mr. Barthel and Mr. Chevedden of its intention to omit the proposal from its 2006 proxy materials. Also in accordance with Rule 14a-8(j) enclosed are six copies of this letter and the exhibits hereto.

The Company believes Mr. Barthel's proposal may be omitted from its 2006 proxy materials based on Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

Mr. Barthel's proposal states:

> "RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."

On March 15, 2006 the Company's Board of Directors unanimously adopted a resolution that recommended that the Company's shareholders vote at the Annual Meeting on May 17, 2006 in favor of an amendment to the Company's Restated Certificate of Incorporation that will eliminate the provisions that require a greater than majority vote of outstanding shares for most actions. The Company issued a press release on March 15, 2006 advising of this action (Exhibit B).

Later that day, Mr. John Mullan, Corporate Vice President and Secretary of the Company sent an e-mail and a fax to Mr. Chevedden asking him to withdraw the proposal. Attached as Exhibit C are the copies of the e-mails exchanged by the Company and Mr. Chevedden. At 1:15 P.M. on March 17, Mr. Chevedden left a voice mail stating the following:

> "I just don't feel that all the bases are covered. I guess one option would be that you could file the no-action request with the SEC and then... and if everything is in order I can even withdraw, have the proposal withdrawn even before the SEC has a chance to consider it, and the SEC just issues a letter that says it will have no further comment as the matter is moot."

Mr. Chevedden has not identified anything that the Board has not done with respect to the simple majority voting requirement. The Company respectfully requests the advice of the Staff of the Commission's Division of Corporation Finance that it will recommend no enforcement action if the Company excludes Mr. Barthel's proposal from its proxy materials for the 2006 Annual Meeting of Shareholders.

Again, we apologize for the short time given the Commission staff to review this request but the Company's Board of Directors considered and discussed this issue during each of its scheduled meetings since May of 2005 to ensure it took the action in the best interest of the Company and its shareholders. We believe we took all possible steps with Mr. Chevedden to avoid having to come to you with this request.

Please call me at (310) 201-3495 or Mr. Mullan at (310) 201-3081 if additional information is required or if you would like to discuss this submission.

Respectfully submitted,

Kathleen M. Salmas

Kathleen M. Salmas
Senior Counsel and Assistant Secretary

cc: Fred Barthel
John Chevedden

EXHIBIT A

Fred Barthel
521 28th Ave.
Venice, CA 90291

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Fred Barthel 11-11-05

Fred Barthel Date

cc: John A. Mullan
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556

[November 23, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing governance documents.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won 63% shareholder support at our 1999 annual meeting and 74% support at our 2005 annual meeting.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 66% vote to improve our corporate governance and 1% vote no — only 1% could force their will on our overwhelming 66% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step 2

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- Six directors served on 4 or 5 board seats each – Over-commitment concern.
- Three directors (27% of the board) had non-director links to our company – Independence concern.
- Two of these directors with non-director links serve on our key Audit Committee where independence is more necessary.
- This is compounded by Northrop being rated "D" in Accounting by The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm.
- And the Chairman of our Audit Committee, Mr. Slaughter also served on the Solutia Board (SOLUQ.OB) rated "D" overall by The Corporate Library.

3

- Mr. Larson, compounded his non-director links to our company with service on the Constellation Energy Board (CEG) rated "D."
- Mr. Sharer, compounded his non-director links to our company with service on the Amgen Board (AMGN) rated "D" and the 3M Board (MMM) rated "F."

- Dr. Frost received 19% against-votes at our 2005 annual meeting.
- Mr. Frank, a new director comes from 8-years tenure on the Washington Mutual Board rated "D" overall by TCL – the same as Northrop's "D" overall rating.
- Mr. Coleman had 14-years tenure on the Chiron Corp. Board (CHIR) rated "D" and joined another "D" rated board in 2004, the Regal Entertainment Board (RGC).

These less-than-best practices reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Fred Barthel, 521 28th Ave., Venice, CA 90291submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.

EXHIBIT B

NORTHROP GRUMMAN DEFINING THE FUTURE

NORTHROP GRUMMAN NEWS RELEASE

Northrop Grumman to Recommend Simple Majority Vote for Most Actions

LOS ANGELES, March 15, 2006 -- Northrop Grumman Corporation (NYSE:NOC) announced today that its Board of Directors, as part of its overall governance review of the company, has determined that it is now appropriate and in the interests of its shareholders to eliminate provisions in the company's Restated Certificate of Incorporation that require a greater than majority vote of outstanding shares for certain actions. The Board will recommend that shareholders approve amendments at the company's May 17, 2006 Annual Meeting that will enable a simple majority of the voting power of the outstanding shares to amend the bylaws and the provisions of the Restated Certificate of Incorporation, remove directors and approve certain mergers and other business combinations.

After reviewing the benefits of the supermajority voting requirements and analyzing whether these provisions remain necessary under current circumstances, the Board determined that the benefit of enhancing shareholders' participation in the governance of the company outweighs the advantage provided by the supermajority provisions.

"This action demonstrates our commitment to our shareholders and is a reflection of our continued commitment to excellence in corporate governance," said Ronald D. Sugar, Northrop Grumman chairman, chief executive officer and president.

Northrop Grumman Corporation is a global defense company headquartered in Los Angeles, Calif. Northrop Grumman provides technologically advanced, innovative products, services and solutions in systems integration, defense electronics, information technology, advanced aircraft, shipbuilding and space technology. With approximately 125,000 employees and operations in all 50 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

CONTACT: Dan McClain (Media)
Northrop Grumman Corporation
(310) 201-3335

Gaston Kent (Investors)
Northrop Grumman Corporation
(310) 201-3423

EXHIBIT C

** TX CONFIRMATION REPORT ** AS OF MAR 15 '07 14:46 PAGE.01

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	CMD#	STATUS
27	03/15	14:45	03103717872	EC--S	00'41"	002	237	OK

NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067
(310) 201-3215

OFFICE OF THE CORPORATE SECRETARY
FACSIMILE COVER SHEET

DATE:	March 15, 2006
TO:	Mr. John Chevedden
FAX:	310-371-7872
FROM:	John H. Mullan
PHONE:	(310) 201-3081
TOTAL NO. OF PAGES:	2 (Including cover sheet)

MESSAGE:

John,

I attempted to reach you by telephone but received a high-pitched tone immediately after your recorded message each of the three times I called.

I then attempted to email you at the most recent email address we have for you, but it was returned as undeliverable.

I enclose a copy of that message and ask that you call me at (310) 201-3081 to discuss withdrawing Mr. Barthel's proposal.

John Mullan

If you do not receive all of the pages, please call (310) 201-3215 or reply by facsimile to (310) 556-4556.

Mullan, John (Law)

From: Mullan, John (Law)
Sent: Wednesday, March 15, 2006 2:24 PM
To: 'olmstead7p@earthlink.net'
Subject: Board Recommendation Press Release

John Chevedden, we sent you a fax of the Company's Press Release earlier today on the Board of Director's recommendation to reduce the vote required to a simple majority. Please call me at (310) 201-3081 to discuss withdrawal of Mr. Fred Barthel's proposal on this subject. Thank you.

John Mullan

From: J <olmsted7p@earthlink.net>
Date: Thu, 16 Mar 2006 10:55:30 -0800
To: "Mullan, John (Law)" <john.mullan@ngc.com>
Subject: Re: Northrop (NOC)

Mr. Mullan,
Thank you for the positive message.
Is a 51% vote then to apply to each of these items:

Vote Required to Remove Director For Cause: 67%
Vote Required to Remove Without Cause: 67%

Charter Amendment
Approval of 67% of shares required to amend Articles Fourth (Stock), Fifth (Powers), Sixth (Bylaw Amendment), Seventh (Number of Directors), Eighth (Classification), Ninth (Vacancies), Tenth (Removal), Eleventh (Written Consent), Twelfth (Special Meetings), Fourteenth (Business Combinations), Fifteenth (Appraisal Rights) or Sixteenth (Charter Amendment) of the charter.
Vote Required to Amend the Bylaws: 67%

Also please advise the the percentage vote of which shares would be required at the annual meeting for adoption.
Sincerely,
John Chevedden

Salmas, Kathleen (Law)

From: Salmas, Kathleen (Law)
Sent: Thursday, March 16, 2006 5:22 PM
To: John Chevedden (olmsted7p@earthlink.net)
Cc: Mullan, John (Law)
Subject: FW: Northrop (NOC)

Mr. Chevedden,

Mr. Mullan asked me to respond to your e-mail from earlier today.

If the proposed amendments incorporated in the Restated Charter are adopted at the meeting, then, after the amendments take effect, (1) Charter Amendments; (2) Director Removal For Cause; (3) Director Removal Without Cause; and (4) By-Law Amendments may be enacted by the affirmative vote of a majority of the shares outstanding and entitled to vote on those actions.

As Mr. Mullan has pointed out, we would appreciate having the shareholder proposal on this subject withdrawn.

Thank you very much.

Sincerely,
Kathleen Salmas

Salmas, Kathleen (Law)

From: Salmas, Kathleen (Law)
Sent: Friday, March 17, 2006 9:12 AM
To: John Chevedden (olmsted7p@earthlink.net)
Cc: Mullan, John (Law)
Subject: FW: Northrop (NOC) Simple Majority Vote

Mr. Chevedden,

The answer is yes, it will require a simple majority of the shares outstanding to take the actions you listed below.
It will also require a simple majority of the outstanding shares at the annual meeting to adopt these amendments to the charter.

Sincerely,
Kathleen Salmas -----

Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, March 16, 2006 9:10 PM
To: Mullan, John (Law)
Subject: Northrop (NOC) Simple Majority Vote

Mr. Mullan,
There may have been an incomplete response. Please advise whether the answer to this message (except for the last 2 message lines) is yes or no.
Also please advise the percentage vote of which shares would be required at the annual meeting for adoption.
Sincerely,
John Chevedden
cc: Fred Barthel

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, March 20, 2006 1:02 PM
To: CFLETTERS
Cc: Salmas, Kathleen (Law)
Subject: #1 Re Northrop Grumman Corporation (NOC) No-Action Request Fred Barthel

#1 Re Northrop Grumman Corporation (NOC) No-Action Request Fred Barthel

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

March 20, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Northrop Grumman Corporation (NOC)
#1 Shareholder Position on Company No-Action Request November 23, 2005
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Fred Barthel

Ladies and Gentlemen:

The shareholder party's pause in withdrawing the November 23, 2005 simple majority vote proposal seems to be validated by the company words regarding the application of the board's adoption "for most actions." The company does not even claim application for most significant actions. The text of the proposal stated, "This proposal is focuses on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."
It did not state "if practicable."

Since the board has just acted the company clearly has at its fingertips full information on the extent of the application of its action on the topic of the rule 14a-8 proposal. There is simply not enough information supplied to reach a conclusion.

This is the submitted "Resolved" text:

"[November 23, 2005]
"3 Adopt Simple Majority Vote

"RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing governance documents."

At this point it is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Fred Barthel

Kathleen Salmas
"Salmas, Kathleen \(Law\)" <kathleen.salmas@ngc.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, March 28, 2006 3:18 PM
To: CFLETTERS
Cc: Salmas, Kathleen (Law)
Subject: #2 Re Northrop Grumman Corporation (NOC) No-Action Request Fred Barthel

#2 Re Northrop Grumman Corporation (NOC) No-Action Request Fred Barthel

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Northrop Grumman Corporation (NOC)
#2 Shareholder Position on Company No-Action Request November 23, 2005
Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Fred Barthel

Ladies and Gentlemen:

This adds to the March 20, 2006 Shareholder Position on Company No-Action Request. The company has not responded to this March 20, 2006 letter.

No action relief has not been granted on this rule 14a-8 proposal topic based on (i)(10) grounds at a number companies in 2006.

The shareholder party¹s pause in withdrawing the November 23, 2005 simple majority vote proposal seems to be validated by the company words regarding
the application of the board's adoption "for most actions." The company
does not even claim application for most significant actions. The text of the proposal stated, "This proposal is focuses on adoption of the lowest practicable majority vote requirements to the fullest extent practicable."
It did not state "if practicable."

Since the board has just acted the company clearly has at its fingertips full information on the extent of the application of its action on the topic of the rule 14a-8 proposal. There is simply not enough information supplied to reach a conclusion.

This is the submitted "Resolved" text:

"[November 23, 2005]

"3 Adopt Simple Majority Vote

"RESOLVED: Shareholders recommend that our Board of Directors adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing governance documents."

At this point it is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Fred Barthel

Kathleen Salmas
"Salmas, Kathleen \(Law\)" <kathleen.salmas@ngc.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated March 16, 2006

The proposal recommends that the board adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable.

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Northrop Grumman will provide shareholders at Northrop Grumman's 2006 annual meeting with an opportunity to approve amendments to Northrop Grumman's certificate of incorporation that would eliminate all supermajority voting requirements contained in the certificate of incorporation. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel